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                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                Extraordinary General Meeting, February 16, 2010

          The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Sir Peter Mason K.B.E., Jean Cahuzac, Johan Rasmussen, Simon Crowe, Alistair Peel, Jean-Paul Reiland, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on Tuesday February 16, 2010 at 12:00 p.m. Local Time (the "Meeting"), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

          The Board of Directors of the Company recommends that you vote in favour of the proposal to be considered at the Meeting.

          For Resolution 1 (Adoption of revised Articles of Incorporation) there is no requirement for quorum. To approve Resolution 1 a 2/3rd majority of the votes cast at the Meeting will be required.

          In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

1.                                                            FOR         AGAINST        ABSTAIN
-----   ------------------------------------------------   ---------   -------------   -----------
         To approve the adoption of revised Articles of
         Incorporation.

Signature(s)___________________________________    Date: _______________________

          Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

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